Exhibit II-1(b)

FOR IMMEDIATE RELEASE

Investor Relations Contact:

Doug Guarino, Director of Corporate Relations 781 647 3900

Inverness Medical Innovations proposes to acquire BBI Holdings Plc

WALTHAM, Mass., December 11, 2007. Inverness Medical Innovations (AMEX: IMA) and BBI Holdings PLC today announced that they have reached agreement on a proposal for Inverness to acquire all of BBI’s outstanding share capital. BBI, located in the United Kingdom, specializes in the development and manufacture of non-invasive lateral flow tests, or in IVD, and has achieved a global reputation for manufacturing superior quality gold reagents.  BBI is quoted on the AIM market of the London Stock Exchange.

The acquisition is expected to be implemented by way of a Court approved scheme of arrangement under Section 425 of the UK Companies Act, whereby BBI would become a wholly-owned subsidiary of IMI.  Under the scheme of arrangement, Inverness would offer BBI shareholders 195 pence (or approximately $3.95) per ordinary share, payable in IMI stock, with an option to select a cash alternative at 185 pence (or approximately $3.75) per share. The acquisition is conditioned on court approval of the scheme and a favorable vote by BBI shareholders.

Of the total 42,917,735 issued and outstanding BBI shares, 5,208,333 shares are already held by a subsidiary of Inverness. In addition, BBI employees also have options to purchase 5,303,349 shares.  Inverness intends to offer each option holder the opportunity to exchange his or her existing BBI options for a new IMI option with the equivalent market value.

Commenting on the proposed transaction, Ron Zwanziger CEO of Inverness said “We are pleased to propose that BBI join the Inverness family of companies. We have had a long and positive relationship with BBI, and Inverness strongly believes that their capabilities in developing novel lateral flow based rapid diagnostic products and in developing and manufacturing high performance reagents and biological materials for use in those products would greatly complement our existing business.”

David Evans, Chairman of BBI, added, “Teaming up with Inverness represents a great opportunity for BBI to expand its activities much more rapidly than it could as an independent company, and we are delighted that our past close working relationships have now culminated in the proposal for BBI to become part of Inverness.”

Inverness is represented by Wragge&Co in London and Foley Hoag in Boston. Inverness also retained IDJ International as financial advisor. BBI is represented by Berry Smith located in Cardiff and has retained Cenkos Securities as its financial advisor.

About Inverness

By developing new capabilities in near-patient diagnosis, monitoring and health management, Inverness Medical Innovations enables individuals to take charge of improving their health and quality of life.  A global leader in rapid point-of-care diagnostics, Inverness’ products, as well as its new product development efforts, focus on infectious disease, cardiology, oncology, drugs of abuse and women’s health.  Inverness is headquartered in Waltham, Massachusetts.  For additional information on Inverness Medical Innovations, please visit www.invernessmedical.com.

For additional information on BBI, please visit www.bbigold.com

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding potential synergies and benefits of the proposed business combination. These statements reflect the parties’ current views with respect to future events and are based on their respective management’s current assumptions and information currently available. Actual results may differ materially due to numerous factors including, without limitation, risks associated with market and economic conditions; Inverness’ ability to integrate this and other acquisitions and to recognize expected benefits; Inverness’ ability to continue to successfully develop and manufacture diagnostic testing products and to commercialize products; and the risks and uncertainties described in Inverness’ annual report on Form 10-K, as amended, for the year ended December 31, 2006, and other factors identified from time to time in its periodic filings with the Securities and Exchange Commission. Inverness undertakes no obligation to update any forward-looking statements contained herein.

NOTICE TO US SHAREHOLDERS

BBI’s Rule 2.5 announcement of the proposal, which was published in the UK pursuant to UK regulations and contains further detail regarding the proposal, can be accessed on the websites of the London Stock Exchange and BBI (www.bbigold.com).

For US securities law purposes, the exchange offer will be made for the securities of a foreign company by means of a scheme of arrangement under Section 425 of the United Kingdom Companies Act 1985. The offer is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements relating to Babylon included or incorporated in the documents mailed to BBI shareholders with respect to the scheme of arrangement have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.  It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since BBI is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue BBI or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel BBI and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Inverness may purchase securities otherwise than pursuant to the scheme of arrangement, such as in open market or privately negotiated purchases. BBI will circulate an informational document to its shareholders in connection with its solicitation of proxies in connection with the scheme of arrangement.  The informational document will contain important information about BBI, Inverness,  the scheme of arrangement and related matters.  BBI shareholders are urged to read the informational document carefully when it becomes available.